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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                         ROCK BOTTOM RESTAURANTS, INC.
            (Exact name of registrant as specified in its charter)


                    Delaware                                    84-1265838
    (State of incorporation or organization)                 (I.R.S. Employer
                                                            Identification No.)

248 Centennial Parkway, Suite 100, Louisville, Colorado           80027
    (Address of principal executive offices)                    (Zip Code)

       Securities to be registered pursuant to Section 12(b) of the Act:

            Title of each class           Name of each exchange on which
            to be so registered           each class is to be registered

            None.

       Securities to be registered pursuant to Section 12(g) of the Act:

                        Preferred Stock Purchase Rights
                               (Title of Class)





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Item 1.     Description of Registrant's Securities to be Registered.

     On December 12, 1997, the Board of Directors of Rock Bottom Restaurants, Inc. (the "Company") declared a dividend of one preferred stock purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share, of the Company (the "Common Shares"). The Board of Directors of the Company established that the dividend is payable on December 12, 1997 (the "Record Date") to the stockholders of record on that date. Prior to the Distribution Date (as defined below), the Rights will also be attached to all future issuances of Common Shares. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), of the Company at a price of $50 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of December 12, 1997 (the "Rights Agreement") by and between the Company and American Securities Transfer & Trust, Incorporated, as Rights Agent (the "Rights Agent"). The following description of the Rights and the Rights Agreement does not purport to be complete and is qualified in its entirety by the form of Rights Agreement attached as Exhibit 4.1, which is hereby incorporated herein by reference.

     The Rights will become exercisable on the date (the "Distribution Date") that is the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Common Shares (more than 50% in the case of the Company's Chairman of the Board, Frank
B. Day, his family and certain other entities to the extent that such entities may be deemed to beneficially own Common Shares), (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares (more than 50% in the case of Mr. Day, his family and certain other entities to the extent that such entities may be deemed to beneficially own Common Shares), or (iii) 10 business days after a change in the composition of the Board over a period of 18 consecutive months or less such that fifty percent (50%) or more of the members of Board of Directors who were directors at the beginning of such 18-month period cease to be directors during such period, and are replaced by directors that have not been unanimously elected or nominated by persons who were directors at the commencement of such 18-month period or other directors so elected or nominated. The Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate.

     The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights): (i) the Rights will be transferred with and only with the Common Shares; (ii) new Common Share certificates issued after the Record Date upon transfer or new issuances of Common Shares will contain a notation incorporating the Rights Agreement by reference; and (iii) the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation, will also constitute the transfer of the Rights




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associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and thereafter such separate Right Certificates alone will evidence the Rights. The Rights Agreement provides that anything therein or in the Rights to the contrary notwithstanding, Rights may be issued subsequent to the Distribution Date under certain circumstances as set forth in the Rights Agreement.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on December 12, 2007 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidence of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred shares) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common shares occurring, in any such case, prior to the Distribution Date.

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a preferential semi-annual dividend payment, when, as and if declared by the Company's Board of Directors, of the greater of $1 per share or 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a preferential liquidation payment of the greater of $100 per share or 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. These rights are protected by customary antidilution provisions.

     Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right (other than Rights beneficially owned by the Acquiring Person, which will become void), will thereafter have the right to receive upon exercise that number






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of shares of Common Stock (or that number of one one-hundredths of a Preferred
Share or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges) having a market value of two times the exercise price of the Right.

     In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then current exercise price, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

     At any time prior to the time any person becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis an with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

     For so long as Rights are then redeemable, the Company may, except with respect to the redemption price, amend the Rights in any manner. After the Rights are no longer redeemable, the Company may amend the Rights in any manner that does not adversely affect the interests of holders of the Rights or cause the Rights again to become redeemable.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.


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Item 2.     Exhibits.

            4.1 Form of Rights Agreement, dated as of December 12, 1997, by and between the Company and American Securities Transfer & Trust, Incorporated, which includes the form of Certificate of Designations for the Series A Junior Participating Preferred Stock as Exhibit A and the form of Right Certificate as Exhibit B.





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                                   SIGNATURE

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                    ROCK BOTTOM RESTAURANTS, INC.


Dated:  December 12, 1997           By: /s/William S. Hoppe
                                       ---------------------------------------
                                       William S. Hoppe
                                       Chief Financial Officer






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                                 EXHIBIT INDEX


Exhibit No.    Description

     4.1 Form of Rights Agreement, dated as of December 12, 1997, by and between the Company and American Securities Transfer & Trust, Incorporated, which includes the form of Certificate of Designations for the Series A Junior Participating Preferred Stock as Exhibit A and the form of Right Certificate as Exhibit B.